Exhibit (a)(4)

AMENDMENT TO

DECLARATION OF TRUST

 OF

 ALPS SERIES TRUST

(FORMERLY, FINANCIAL INVESTORS TRUST II)

In accordance with Section 10.1 of the Declaration of Trust of ALPS Series Trust (formerly, Financial Investors Trust II) (the “Trust”), a Delaware business trust, the Declaration of Trust is hereby amended as follows:

Section 7.2.2 of the Declaration of Trust is deleted in its entirety and replaced with the following:

“SECTION 7.2.2. Special Meetings. Special meetings of Shareholders may be called by the President of the Trust or the Trustees from time to time for the purpose of taking action upon any matter requiring the vote or authority of the Shareholders as herein provided or upon any other matter upon which Shareholder approval is deemed by the Trustees to be necessary or desirable. All special meetings of Shareholders shall be held at the principal place of business of the Trust, at such other place in the United States as the Trustees may designate, or solely by means of remote communication, as may from time to time be determined by the Trustees. Except as required by federal law including the 1940 Act, Shareholders shall not be entitled to call, or to have the secretary call, special meetings of the Shareholders. To the extent required by federal law including the 1940 Act, special meetings of the Shareholders shall be called by the Secretary upon the request of the Shareholders owning Shares representing at least the percentage of the total combined votes of all Shares of the Trust issued and outstanding required by federal law including the 1940 Act, provided that (a) such request shall state the purposes of such meeting and the matters proposed to be acted on, and (b) the Shareholders requesting such meeting shall have paid to the Trust the reasonably estimated cost of preparing and mailing the notice thereof, which the secretary shall determine and specify to such Shareholders.

This amendment is effective as of December 14, 2020.